This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

July 5, 2006

Item 3.

Press Release

Issued on July 5, 2006, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. is pleased to announce it has received TSX approval, and signed a formal agreement with the Miller-Berdahl Partnership (“MB”) to acquire a 100% interest in over 12,000 acres of uranium mineral claims and State of Wyoming leases (the “Properties”) subject to variable royalties.  The properties are located in four historic uranium producing districts and one undeveloped uranium district.  Four project areas are located in Wyoming, and one is located in adjacent South Dakota.  The Company has also staked and received 380 additional mineral claims covering 7,600 acres on USBM managed lands, bringing the Company’s total property holdings to 19,600 acres.  The new claims significantly expand the Company’s holdings in three uranium districts.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 5th day of July 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

 Wednesday, July 05, 2006

Contact:

Investor Relations

(No.2006-07-21)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Signs Formal Agreement and Greatly Expands Uranium Projects in Wyoming, USA

Vancouver, British Columbia – July 5, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce it has received TSX approval, and signed a formal agreement with the Miller-Berdahl Partnership (“MB”) to acquire a 100% interest in over 12,000 acres of uranium mineral claims and State of Wyoming leases (the “Properties”) subject to variable royalties.  The properties are located in four historic uranium producing districts and one undeveloped uranium district.  Four project areas are located in Wyoming, and one is located in adjacent South Dakota.  The Company has also staked and received 380 additional mineral claims covering 7,600 acres on USBM managed lands, bringing the Company’s total property holdings to 19,600 acres.  The new claims significantly expand the Company’s holdings in three uranium districts.

Two project areas contain historic mines that operated until the down-turn of the uranium market in the late 1970’s.  The projects in some areas also contain uranium mineralization that was explored with historic drilling by previous mining companies.  The Company is now compiling historic data, in preparation for sampling and drilling programs that will attempt to convert the previously identified mineralization to National Instrument 43-101 (“NI 43-101”) compliant uranium resources.  NCA will evaluate identified uranium mineralization and expand known areas of mineralization with additional exploration.

Since 1995, Wyoming has been the leading producer of uranium in the U.S. and Wyoming also contains the largest uranium reserves in the U.S.  Since 1991, all uranium production in Wyoming has been from low-cost, in-situ leach (ISL) extraction.  Two ISL mining operations in Wyoming are now producing uranium at Cameco’s Highland/Morton Ranch and Smith Ranch Operations.  The presence of modern, production facilities currently operating in Wyoming, confirms that Wyoming is an excellent location for the discovery and development of new deposits.

The Properties have potential to host a large uranium deposit through expansion of known deposits and discovery of new deposits along strike and at depth.  Based on historical results, uranium deposits may occur with average grades ranging from 0.1 – 0.3% U3O8, located near-surface, and may be amenable to in-situ leach extraction.  The Company cautions that these results are not compliant with National Instrument 43-101 and are provided for informational purposes only.  Actual results under NI 43-101 compliant categories may vary materially.

The Company has established a U.S. operating subsidiary, NCA Nuclear Inc., that will manage the exploration of the projects.  NCA Nuclear Inc. is based in Golden, Colorado, located between the Colorado School of Mines and the U.S. Geological Survey which offer support facilities for exploration and mining.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA is exploring two projects in the Athabasca Basin, including the CBE Project, located 8 km along trend from the Eagle Point uranium mine on the eastern margin of the Athabasca Basin in Saskatchewan and the Canyon Coin project, on the north side of the Athabasca Basin.  The company has three properties in southwest Nevada which are being examined, and the Company is evaluating uranium property acquisition opportunities in North America and Africa.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc. The potential quantity and grade of the above described uranium deposits is based upon historic exploration company drilling records obtained both privately and from the University of Utah Library. The estimate of the potential quantity and grade of the mineralization is conceptual in nature because of the inability to obtain specific support data or insufficient exploration to define a mineral resource has occurred on the properties. It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties.   Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.